UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                         The Pep Boys--Manny, Moe & Jack
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    713278109
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2006
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      713278109              SCHEDULE 13D         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      6,612,600**
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  6,612,600**
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,612,600**

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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.7%**
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
                           ** INCLUDES VESTED OPTIONS

------------------------                             ------------------------
CUSIP NO.      713278109              SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------                             ------------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                           7      SOLE VOTING POWER

                                  2947.2**
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      6,612,600**
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       2947.2**
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  6,612,600**
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,615,547.2**
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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.7%**
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    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
                           ** INCLUDES VESTED OPTIONS

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CUSIP NO.      713278109              SCHEDULE 13D         PAGE 4 OF 5 PAGES
------------------------                             ------------------------

The Schedule 13D filed on April 20, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value (the "Shares"), of The Pep Boys--Manny, Moe & Jack (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D on May 17, 2006, Amendment No. 2 on June 29, 2006, Amendment No. 3 on August 18, 2006, Amendment No. 4 on August 24, 2006, Amendment No. 5 on August 31, 2006, Amendment No. 6 on November 21, 2006, is hereby amended by this Amendment No. 7 to the Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $89,309,786 was paid to acquire such Shares.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own in the aggregate 6,615,547.2 Shares (including vested options), constituting approximately 11.7% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 56,506,459 Shares outstanding, which is the total number of Shares reported by the Issuer as outstanding as of the record date for the 2006 annual meeting of stockholders of the Issuer.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,565,900 Shares (including vested options) held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 5,046,700 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 6,612,600 Shares (including vested options), and Thomas R. Hudson Jr. is deemed to have sole voting and sole dispositive power with respect to an aggregate of 2947.2 Shares (including vested options).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, Thomas R. Hudson Jr. holds, as of October 24, 2006, options to acquire 2,794 Shares, each of which option was granted by the Issuer, as set forth below.

Date of      Shares        Exercise Price   Expiration Date       Purchase Price
Grant        Underlying    per Share ($)                          per Option ($)
             Options

08/30/06     338***        12.76            08/30/13              N/A
10/24/06     2,456***      14.41            10/19/13              N/A

*** 20% of such options were exercisable on the date of grant. An additional 20% of such options will become exercisable on each of the next four anniversaries of the date of grant.

As set forth below, Jolly Roger Fund LP purchased, as of November 20, 2006, call options with respect to an aggregate of 250,000 Shares, each of which was purchased on the open market.

 Date of Purchase   Shares Underlying    Exercise Price        Expiration Date      Purchase Price
                         Options          per Share ($)                             per Option ($)
---------------------------------------------------------------------------------------------------
     11/20/06            250,000            10.00                  01/19/08              4.20

As set forth below, Jolly Roger Offshore Fund LTD sold, as of April 24, 2006, put options with respect to an aggregate of 8,000 Shares, each of which was purchased on the open market.

   Date of Sale     Shares Underlying    Exercise Price        Expiration Date       Sale Price
                         Options          per Share ($)                             per Option ($)
---------------------------------------------------------------------------------------------------
     04/24/06             8,000             15.00                 01/19/08              2.00

         Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

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CUSIP NO.      713278109          SCHEDULE 13D           PAGE 5 OF 5 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.